Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

J.P. Morgan MedTech CEO Call

Guest Speaker: David Dvorak

Zimmer President and CEO

May 9, 2014

11:00 am ET

Mike Weinstein:	Thank you everybody for joining us today. It’s our pleasure to have with us, as part of our weekly CEO conference call series, the Chief Executive Officer of Zimmer, David Dvorak. Joining David is Jim Crines, the company’s Chief Financial Officer. So gentlemen, thank you both for taking the time. David, I know you wanted to make a few opening comments, after which we can get into Q&A.

David Dvorak:	Thanks Mike and thank you all for joining us today. I’ll start with a brief overview, as Mike stated, of Zimmer before moving into a discussion of our definitive agreement to combine with Biomet which we announced in conjunction with our first quarter earnings just two weeks ago. Before I begin I’ll just point out that this morning’s discussion will include forward-looking statements and that actual results and outcomes, including those regarding our combination with Biomet, are subject to significant risks and uncertainties and could differ materially from what we discuss here today. And you can take a look at our Securities and Exchange [Commission] filings for more descriptions of those risks.

Moving to our discussion, Zimmer operates in the $45B musculoskeletal industry with significant opportunity for growth through innovation and scale. Many of you are probably familiar with the pillars of our value creation framework, which focuses on growth, operational excellence, and prudent capital allocation. The company’s 1Q performance demonstrates our continued progress in the execution of our operational excellence initiatives coupled with our ongoing development and commercialization of innovative and clinically relevant solutions.

On April 24 we took a major step toward achieving our objectives as a leader in the musculoskeletal industry with our announced agreement to acquire Biomet in a transaction that’s valued at $13.35B in a combination of cash and stock. We expect to complete this milestone combination in the first quarter of 2015. Together we believe we can help shape solutions for the evolving health care industry. Our combination with Biomet is consistent with the pillars of our value creation framework. The combination is clearly about growth, will enhance the scale and competitiveness of all of our product franchises with each product category measuring no less than a half billion dollars in size and three of our franchises with over $1B in revenue. This together with enhanced scale in other categories will benefit the full spectrum of our key constituents.

At the same time we expect to achieve approximately $270M in synergies by 2017 with approximately $135M anticipated in the first year. Additionally, we expect to source the funding necessary to grow and deliver double digit accretion to adjusted earnings per share to our stockholders. We will leverage the combined experience and capabilities of both companies to offer more personalized solutions that benefit patients across the continuum of care. The combined company will be supported by our research and development spend capability of in excess of $350M, and we believe we’ll immediately benefit from an expanded portfolio of innovative solutions. We’re also excited that this combination will allow us to bring together the best talent in the industry. Both companies have strong sales force teams to achieve cross-selling opportunities as early as day 1, and it’s our intention to retain all sales representative positions at both companies following the close. We’re further dedicated to maintaining a long-term commitment to our combined skilled labor force. We provided our most recent guidance and our first quarter results and look forward to continuing to execute on our strategy as we move ahead toward completing this exciting transaction.

Mike Weinstein:	David, as a starting point, lets talk about the origin of the deal. Had you been interested, Biomet certainly would have been available 6, 12, 24 months ago, so (a) what made you convinced this was the right deal for Zimmer and (b) why now versus a year or even two years back?

David Dvorak:	There are a lot of exciting dimensions that give us confidence that this is a terrific fit. And, both companies are located in Warsaw, Indiana, and Jeff Binder and I have been in the industry for some time now. We know each other well. We’ve worked in a collaborative way on industry related matters through AdvaMed and the orthopedic sector in particular. I think Jeff and I share a view about the significant opportunity driven by the current demographic as well as the macro economic trends that are going to affect the health care industry going forward. And those trends and that environment are going to reward companies that successfully partner in a deeper way than historically was the case with other key stakeholders to improve patient care. And it’s going to be increasingly important that the improvements in patient care are delivered with a mind towards cost effectiveness as well. So we see on a lot of dimensions such as the ability to enhance the scale, expand the innovation portfolio, provide more integrated services and comprehensive solutions as a big, big accelerator to some of the strategies that each of these companies would have been pursuing and have been pursuing on an independent basis. So that scale brought by the combination is going to be a terrific accelerator of those key strategic priorities that are going to be responsive to the markets that we’re operating in.

And I guess as far as the particular timing, we’ve been disciplined acquirers over the last several years and determined that this was for a variety of reasons the right time for the Zimmer-Biomet combination. And, we’ve been very, very heartened by the conversations that we’ve had with many of the key stakeholders already in the two week time period and the excitement that’s been generated and the confidence that people have in realizing the promise of the combination. So we couldn’t be more pleased with the announcement and pursuit of this milestone transaction.

Mike Weinstein:	Over the last couple of years you’ve successfully acquired a number of smaller assets, which in 2013 helped drive an acceleration in the company’s growth. So why a big, transformative deal versus the prior path of smaller, bolt-on acquisitions with a goal of accelerating top-line growth?

David Dvorak:	The progress that we’ve made on a stand-alone basis and the progress that Biomet has made on a stand-alone basis is so complementary. The way that we’ve created value over the last several years with the innovation pipeline and commercial execution of those key product launches has been similar if you compare the companies. The momentum that’s been created on a stand-alone basis with each of these companies is going to be a significant contributor to the success of bringing them together at this point in time. We’ve learned a lot over the last half dozen years with some of the operational excellence initiatives and see the capabilities that we’ve developed and plans that we’ve developed as being very leverageable across the broader scale business. And in discussions with Jeff, he sees many of the same initiatives and the transaction in part is premised upon the fact that their initiatives, both on the innovation pipeline side and the operational improvements that they’ve driven through their efforts within their own business are complementary. And when we put those together along with the scale and the talent that is possessed by the two organizations we have a high degree of confidence that we can further leverage that progress and create a lot of value together.

Mike Weinstein:	Let’s talk just about the FTC component. Biomet and Zimmer hold a combined 43% of the US knee market and 34% of the market in hips and shoulders. On the April 24 call you expressed confidence in wining approval from the FTC as well as the OUS agencies. (a) What drives that confidence? and (b) If the FTC takes issue with the consolidation and your combined market shares in knees for example, is there a solution that you’ve envisioned that would allow the transaction to go forward?

David Dvorak:	As you would expect, this is an area that world class advisors were engaged by both sides as part of the diligence process. So we were very well advised and have a good understanding of the regulatory process. The starting point is one has to remember that this is a $45B industry, so on a pro forma basis you’re looking at something that resembles 17% market share. We conducted a very careful examination of the potential regulatory process and issues that might arise from this combination, and we did that across all the relevant geographies with legal experts and economists that do this for a living. It was very detailed. It was a process that was done in an exhaustive manner on both sides of the transaction. And it’s really on that basis that we have such a high degree of confidence that not only will we proceed in a manner that’s consistent with the timeline that we lined up, but we don’t see anything that impairs our ability to achieve that close date, which is estimated to be 1Q15.

Mike Weinstein:	If the FTC took issue with the consolidation and the combined market shares, is there a solution that you’ve envisioned that would allow the transaction to still go forward?

David Dvorak:	Yes any potential issues that may arise or part of the analysis that was done when we talk about the $270M net synergy number we have factored in anything that may transpire by way of a remedy into that number. So revenue dis-synergies, whether they come from that form or from the integration of the sales forces, as well as the offset of the cross-selling opportunities on the revenue synergy side and then the expense synergies are all based and factored into the development of that $270M net synergy number over the course of three years.

Mike Weinstein:	Can you talk about the importance of holding leading positions in orthopedics outside of reconstructive implants? So, as you think about the evolution of the orthopedic market and hospital purchasing, do you feel like you need to be #1 or #2 longer term in areas where Zimmer, prior to the transaction, was relatively sub-scale in areas such as trauma or sports medicine or spine?

David Dvorak:	I would say that to be a leader, a true leader in the $45B musculoskeletal industry, we have in the past recognized the importance and continue to recognize the importance of having strong franchises in the various categories, looking at the faster growing categories such as sports medicine, extremities and trauma, as well as the benefits that the combination are going to provide due to the scalable platforms that will be developed in the surgical, spine, and dental business. And let’s not leave out the capability to even enhance an already strong presence in the emerging markets, geographic markets, that are going to be faster growing. So this combination does a lot for us in that regard.

When you look at those non-large joint businesses, each of those categories grows to a half billion dollar level. That’s more relevant than a market position when you ask the question about a #1 or a #2. I think scale matters and share matters. It matters in the sense of ensuring that you have a broad enough product portfolio, a broad enough and robust product pipeline on the innovation front and enough of a global sales force focus that allows you to compete effectively. So with that scale, we’re able to reinvest in all the necessary ways to take share going forward. We have a high degree of confidence that some of those businesses that due to scale challenges had historically been difficult for us to make as much progress as we wanted to and to contribute to value creation to the degree that we believe that they needed to. We’re going to have a significantly improved position as well as the talent that comes with those management teams. It’s a real game changer for us in those smaller product categories. So we would expect that that additional scale across each of the product categories will allow us to capitalize on the opportunity to deliver very attractive growth by offering more comprehensive and scalable portfolio of solutions and enhanced cross-selling opportunities as well. So overall we believe we’re bringing together the best of the best to create new solutions within the musculoskeletal market in general and that’s going to put us in a position to address stakeholder challenges in the evolving environment in which the providers and payers are operating.

Mike Weinstein:	When you look at the Biomet portfolio, what products or businesses are you most excited about adding to the Zimmer bag?

David Dvorak:	We view this as exciting across all of the categories and we view this as more than just adding a single product or a business. It is the combined portfolio. There are complementary technologies that exist within even some of the larger categories. If you think about their sports medicine business and that call point we have joint preservation, early intervention technologies that are going to fit very well in to that call point and into their sales force to be augmentative to their bag. You think about Gel-One hyaluronic acid, our DeNovo cartilage regeneration product, Chondrofix, our knee creation Subchondroplasty technology - all of those fit very well. And then you can walk up and down the continuum of care from those early interventions to partial joint replacement, to total joint replacement all the way through revisions and complex oncology type cases. And this is part of what I was describing to you earlier has been so exciting.

The sales force immediately sees the product fit. And those are just the beginning within the recon category. But I go back to some of those smaller product categories, including the ones in the faster growing markets, and taking those businesses to a half billion dollar level, broadening those product portfolios, and on day 1, having very competitive offerings but then the capability to enhance the cadence of the new product development pipeline with launches as well as comprehensive solutions within those particular markets and more specialized sales focus coming along with that broader bag. It really is going to be a difference maker. And I think both sides know how to leverage that because both sides have been facing a similar scale challenge within those smaller product categories over the last several years.

Mike Weinstein:	Let’s talk about the distribution side because both Biomet and Zimmer operate independent distributor networks in the U.S. and internationally. You said earlier on the call that your plan is to keep both networks. So can you talk about both the strategy and the timeline for consolidating the various sales organizations and maybe just walk through for us how you keep “everybody” and how do you keep a Biomet distributor that’s calling on a hospital while a Zimmer distributor is calling on that same hospital?

David Dvorak:	It’s a bit premature to get into specifics, but I’ll respond with an overview of the process. In the coming weeks we’ll set up an integration steering committee that’s going to be comprised of representatives, senior leadership including myself and Jeff Binder, senior leadership from both companies. And that group will appoint leads to develop the integration plans for the commercial organizations as well as the business units as well as the functional support areas. And then we’ll go through a very, very methodical process to ensure that we’re structuring something that allows us to retain the best talent. In the case of the sales reps, as you already stated, it’s our intention to preserve all those sales positions from both sides and with the broader bag we’re going to have plenty for those sales reps to do.

So we’ll put together this steering committee, go through a methodical planning process in the weeks to months to come, and be able to articulate more specifically what that structure’s going to look like. But our overarching objective is to ensure that we stick to the promise.

And if we realize the promise of the combination to ensure the growth opportunities are fully exploited and in doing so, we’re going to be able to leverage this broader product bag. Reps are very, very excited about that. Each of them is knowledgeable about what the other company has to offer because they’re very aware of the space and historically have been competing against one another. We’ll continue to do so through the close date. But I’m very confident based upon the experience that we have in consolidating these channels going back a decade to the Centerpulse transaction. And both Jim and I were deeply involved in executing those plans. So a lot of the same playbook will be pulled out.

But, one of the reasons I’m so confident in how we’ll be successful in that regard is I have a lot of respect for Biomet’s leadership team, starting with Jeff. And they see the same vision and the promise for the combination. And I just spent last night having a discussion with the U.S. leadership team for the recon and the SET sales force within Biomet and had a chance to speak to them for an hour and a half, and then spend some time with them in a reception context. And they are a very talented group. They’re very motivated to fully exploit this opportunity. There’s going [to be] terrific momentum in the coming weeks and months to put that plan together. We’ll also put in place some economic incentives to make sure that while we’re working that plan and beginning to communicate how we’re coming out on that we keep people focused on maintaining the progress in the business momentum on both sides.

Mike Weinstein:	So how do you make that idea work where you’ve got a Biomet distributor calling on a hospital – or not just a hospital, but a territory - a Zimmer distributor calling on that same hospital and same territory? Now, they’re both going to call on that same hospital, that same territory?

David Dvorak:	Yes, you have a lot of flexibility though. The point of it is every one of these reps is going to have a broader bag and every one of these reps is a value creator today. Otherwise they wouldn’t be in those positions. And so that business and service requirement is not going to go away. In fact, the bag’s going to get bigger and their opportunities for cross-sell and deeper penetration are going to be expanded. Likewise, at the sales management and leadership level, we may end up making adjustments if the teams determine that this is the best way to go on geographic scope of an area of management. But again with a broader bag, these are going to be significant opportunities for growth. And that’s exactly what came out of my conversations last night with tens of the senior leaders within the Biomet sales force. They’re a highly competent group and they see the promise of the combination both on day 1 for product portfolio but as well the future of what that innovation pipeline can bring. And I think we’re going to find terrific opportunities for the sales management leaders on both sides of the combination to help us realize that promise.

Mike Weinstein:	So a distributor post transaction may not have the same account package, but they’ll have the full bag. Is that the message?

David Dvorak:	Yes. I think it’s just way too early for us to get specific, but directionally what we’re going to make sure we do is design an opportunity that’s a win-win. And that broader product bag and the innovation pipeline provide a lot of material to make that happen. And, just two weeks since the announcement, these conversations are revealing of how that message resonates with these sales leaders on the Biomet side. So I have a high degree of confidence that the major premise of this combination is so sound that the details of how that structure, products carried, et cetera, are going to work themselves out through a methodical planning process and we’ll be in a good position by day 1.

Mike Weinstein:	Do you need that large of a distribution organization either in the U.S. or internationally? The intention of combining the two of them and getting the benefit of both sounds good, but do you need that large of an organization to effectively sell your products?

David Dvorak:	I believe so. I think that if you spend the time in the field and have a close first hand understanding of how hard these people work and what they do to sell, to service, to partner with their customers, in a manner than ensures that the best possible patient outcome is realized you would understand that there’s a lot of effort and energy that goes into that. And one of the major reasons for the transaction is the talent that resides within the Biomet sales force on a global basis. And I am sure that we are going to be able to leverage that.

Mike Weinstein:	Okay so you were talking earlier in your opening remarks just about the synergies from the transaction. And on the April 24 call you laid out year one synergies of $135M growing to $270M in year three. It sounds like that’s not going to come from sales force consolidation. So where does the $135M in year one come from and then how should we think about the ramp to year three?

David Dvorak:	On the front end, so sort of that year 1 there’s going to be a lot of natural flow from a corporate expense standpoint. The corporate infrastructure, those corporate costs, an outside auditor, academy booth space, booth space of all the major Congresses. These are not insignificant expenses. And obviously the consolidation leads to opportunity for efficiency in all of those regards, and those will be significant. Strategic sourcing - and when I referenced earlier the progress that we had made on our operational excellence initiatives over the last several years - and Biomet has done some of the same work - there’s extraordinary opportunity. And it’s probably to date been the biggest contributor to our success on the operational efficiency. We hired enhanced talent. That leadership talent built out broader teams. And we’ve made tremendous progress on the sourcing side, both direct and indirect expenses that have enhanced our margins and allowed us to repurpose dollars into key strategic growth drivers. We’re going to be able to do that across a much bigger business with scale and enhanced purchasing power and that opportunity is going to be immediate and will impact year one and the subsequent years. And then I would also tell you that just in any of the G&A areas for instance we’ll coordinate and ensure that on the Zimmer side for example that even in advance of the closing there will be natural attrition.

You’re looking at a combined work force of some 18,000 people and our natural attrition rate is mid- to upper-single digits at a given point in time annually. So any place where we feel like there’s going to be a synergy opportunity and there’s natural attrition going on you just wouldn’t replace those positions. That’s going to create some expense momentum even going into the close date and help us realize that $135M target. As you get deeper into the operating periods post year one then some of the other initiatives that we’ve had underway on the operational efficiency side will take hold. There’s going to be really significant manufacturing synergy, very significant logistic opportunities as you think about something like the - whether it’s the distribution centers, when you think about the forward stocking locations. You’re going to be able to integrate those networks in a way that makes sense and overlapping one significant business on top of another will create terrific opportunities in that regard. And then, we will call out through the integration planning process again in the interest of selecting the best of the best from both companies, identify other processes that lead to optimizing the business on a combined basis. So some of those are some of the big categories and the big picture context for the confidence and what will drive the $270M net number over three years.

Mike Weinstein:	You described the synergies as a net number, implying the expected savings on a gross basis are greater $135M and $270M, but that they’re offset by some dis-synergies?

David Dvorak:	That’s right. Even up above that in the equation, we are factoring in some net dis-synergies on the revenue line and then those can be offset by day one revenue synergy opportunities that reference back to my comments earlier in this conversation on the cross sell capabilities because of the complementary nature of the products. So anywhere where a particular rep has a deep relationship with a customer and they pick up a new product, new category, that’s instant offense for those individuals. And in cases that can quite literally just be ask for it type business because of the nature of the relationship and the comprehensive partnering that’s taking place over many years. So those cross sell opportunities where they pick up a new product line it doesn’t cannibalize anything. It’s all added to growth and we think that there’s going to be a big opportunity to make a lot of progress right out of the blocks in that way that is going to help offset any of the potential revenue dis-synergies.

Mike Weinstein:	Buying Biomet makes you, as one investor put it to me last week, King of Warsaw. Can you talk about the concerns locally post- the deal announcement and your appetite for eliminating redundant positions in G&A, R&D, manufacturing, etc in your home town?

David Dvorak:	Of course the announcement with respect to this combination is going to raise some concerns locally around the integration process, but as we’ve said the transaction is in large part about growth and we’ll continue to operate out of Warsaw and maintain our regional offices around the world. But fundamentally this transaction cements Warsaw as the musculoskeletal innovation capital of the world. There may be some overlap within the corporate levels, some of those expenses that I referenced, but we’re going to primarily as I already mentioned look to address that through natural attrition. And both companies have extraordinarily talented teams and a similar history of excellence and a culture of excellence.

So we’ll get into this through the integration planning process, but I would tell you that I’m really optimistic about our ability to be thoughtful and methodical in the planning process and the effects of natural attrition to contribute materially to where we’re going to want to end up and need to end up in that regard. And the common culture that exists within the company is being a couple of miles down the road from one another. That’s a pretty unique opportunity. And we’ll partner very closely to make sure that those community issues are dealt with in a very appropriate and sensitive manner. And we have had good support from community leaders at this point in time because I think that they’re strategic and forward-looking enough to understand that while there might be a bit of displacement as we combine the companies that it’s going to be managed in a very professional and equitable way and that really what’s going to happen is this transaction done right and, it will be done right, is going to serve in a big way the long term interests of that community. And the response from the community and the leadership within the community has been heartening because I think that they fully recognize that this is going to be a long term net positive for that community because of the company that’s going to result from the combination.

Mike Weinstein:	On the April 24 call, Jim you alluded to some balance sheet and tax synergies that weren’t factored into the deal math. Can you just expand on that?

Jim Crines:	David referenced in his comments the opportunity we’re going to have over the longer term to rationalize the distribution footprint across the combined enterprise. So, if you think about the number of distribution to warehouse facilities that these two companies have been supporting there is some significant opportunity to rationalize that footprint, to set up forward stocking locations, something frankly we’ve done a lot of planning around in the context of our own operational excellence initiatives. And as we think about executing on a plan now across the combined enterprise that’s going to provide opportunity for us to reduce the amount of inventory that we would otherwise be holding and consigning to the field. Those reductions over time we expect are going to be significant. We’re going to have opportunity through the sourcing initiatives to bring down the cost of the instruments, both of these companies are very heavily invested in the instrument systems that are used to implant our devices. We have already done much of the hard work to establish lower cost sources within a more fully bolt out - built out rather - supply chain and we’ll be able to pretty quickly leverage those sources.

Some of that is certainly factored into the expense synergies that we’re expecting to realize even in the first year and on into the third year. But that’s going to enable us to reduce the amount of capital we have invested in instruments as well. There will be some opportunity over the long term. We look across the manufacturing networks of the two companies to bring, in some cases, facilities together that are supplying some - because we’re both vertically integrated - supplying some of the intermediates to our products, forgings, castings, things of that nature. And that as well is going to provide opportunity for us to streamline some of the spending that we otherwise would have separately on capital. We’re not quantifying that at this point, but as we said on the call all of those together represent a very significant opportunity to for us to be able to enhance free cash flow over time.

Mike Weinstein:	Post-acquisition, I’ve got you guys generating $1.5B a year in free cash flow. You’ll have $11B in debt post-closing, so how do you think about the allocation of that cash flow to (a) debt pay down; (b) dividends; (c) acquisitions; and (d) share repurchase?

Jim Crines:	So as we look at the fact that we’re going to be 3.7 times levered as of the close of the transaction. We’ve communicated to maintain and even enhance our investment grade rating over time. The anticipated structure of the debt at this point is going to include among other things a $3B term loan. That will be a five year term loan. So you can assume that the focus with respect to the deployment of free cash flow at least in the first five years will go towards the repayment of the term loan. And over that period of time I should say that we’re also going to be continuing to pay an annual dividend which will continue to be targeted within a range of 15% to 20% of our GAAP net earnings. And then beyond that period of time, we’ll have an opportunity to explore. Well we’re certainly going to be looking to get back to what we’ve done historically which is to return up to 2/3 of the free cash flow through a combination of share repurchase and dividends. As we sit here today, it’s hard to say what the mix will be as between share repurchases and dividends, when we get out to that point in time when, we would look forward to returning as I said up to 2/3 of the free cash flow to shareholders on an annual basis. So as I said the mix is yet to be determined but we certainly look to get back to that once our leverage ratio gets back in line with a solid investment grade rating status.

Mike Weinstein:	Can you comment on your expected cost to borrow? What do you think the average cost will be on the new debt?

Jim Crines:	Yes we’ve said in the context of this deal at this point it’s somewhere within the range of 4% to 5% and I would say pretty clearly at this point towards the lower end of that range. Some of that will obviously depend on where interest rates are just prior to the closing of the transaction which is when we anticipate going to market to raise the bond financing.

Mike Weinstein:	For those who have seen our model, we’ve assumed 4.4%, so maybe there’s a little bit of upside to that. A lot of people have asked me if Zimmer is underestimating or overestimating the potential synergies. It’s my inclination that there’s a greater cost opportunity with this transaction than some of the precedent transactions over the last 20 years in orthopedics. Would you agree with that statement — that ultimately there’s a bigger opportunity here than what we’ve seen with prior transactions?

Jim Crines:	Well we’ve been getting this question quite a bit and what I will say is that we have a very high degree of confidence in our ability to deliver on the $135M net synergies in the first year, the $270M by year three. And then I would also acknowledge that we really get after the opportunities we have particularly around manufacturing and distribution. There will be perhaps more significant opportunities than we’re able to commit to at this point with respect to the short to near term.

Mike Weinstein:	In mature medtech markets, it’s hard for companies that are the dominant player to grow their market share; and post the deal you will be far and away the number one player in hips and knees. So talk about the ability to grow at or above market longer-term in your biggest business.

David Dvorak:	If you think about the knee and hip market, I described some of the day one opportunities for cross sell just because of the complementary nature of the portfolio and those are going to be meaningful not only in year one post close but in the years subsequent to that. Beyond that I would tell you that the combined R&D portfolio is going to be a difference maker because what we’ll be able to do is ensure that we have robust and very current and contemporary product lines and where necessary line extensions on existing systems. But we’re going to have a large enough and diversified enough product development portfolio to do some things that are much more game changing at the same time. And on a standalone basis even with the scale that we’ve had historically in knees and hips you get a little bit challenged to keep up with the incremental improvements that are necessary to maintain your competitiveness in the here and now and then some more forward looking opportunities that you have to reshape the industry. And it’s really that latter category that’s going to be so greatly enhanced.

If you think about biological solutions, some of the innovative opportunities that we have in changing the business model and delivery systems that Jim was just referencing that also redound to other stakeholders’ benefit including our own on the cost of capital and logistic efficiencies. And then think about something like the biological solutions that we’re going to be able to fund and integrate into those systems. That’s really going to be powerful as well as the fact that the emerging market opportunities are going to be enhanced by these broader portfolios. I think it’s also important to note in that regard that on a standalone business Zimmer generates about 70% of its revenues from knees and hips. On a combined basis day one that’s going to go from 70% to 60%. So you’re going to have a larger share and enhanced musculoskeletal diversification with greatly improved scale in those currently smaller business segments of ours that are in faster growing markets. So you change that product mix. You enhance your success rate within the large joint category but we’re really going to be able to overdrive the growth rate in that 40% of the business largely that is residing in faster growing markets.

Speaker 1:	Thanks for the time. I wanted to ask you about the dental implant market in terms of what you might be able to do differently as a combined company vis-à-vis Biomet and Zimmer separately and if it could alter the competitive dynamics.

David Dvorak:	I think that the dental business is a good business to focus on just by way of example of some of the core themes that we’ve been articulating even in this call. So if one thinks about that marketplace currently Zimmer has about a 7% market share or that’s going to double or a bit better than double in size. It’s another business that goes from being a quarter of a billion dollars to in excess of a half billion dollars in size. So think about what that does to our capability on the R&D side. And if anything probably a greater reinvestment rate within that business for medical training education that’s greatly enhanced. If you take a look at the complementary nature of the distribution channels Biomet’s business has very strong footholds in key markets both within the U.S. and even probably more importantly OUS where Zimmer historically has not had much of a presence in some of those key OUS markets that have deeper penetration and use of implants. And then you go back to the application of the cross sell opportunities the digital dentistry solution technologies that exist on both sides a premium technology within our portfolio of the trabecular metal dental implant as well as a very strong regenerative portfolio that exists within our existing portfolio that it will be capable of being cross sold within their distribution channel. All of those are going to be additive to our capability to compete within that market and uniquely to create value by virtue of how we run that business.

One other dimension that may be even more profound in that particular market is because due to the impact of the macroeconomic conditions and the recession going back seven years or so a significant piece of that market has moved to a more value oriented offering. Well again we’re going to have a combined portfolio that allows us to where we think it’s appropriate go after that segment of the market. So the combined portfolio is going to enhance our ability to do product systems segmentation and compete at an appropriate cost price point with the right value proposition for those different segments. And when you add all that up I’m very optimistic that the dental business is just one of the couple of handfuls of examples as to why this combination is going to make so much sense and create so much value.

Mike Weinstein:	We have a couple other questions that have been emailed to me here. One is asking if you could be a little bit clearer on revenue dis-synergies. How much are you assuming before you get to the net $135M and $270M numbers?

David Dvorak:	We’re not going to break out those assumptions at this point in time. There are some big puts and takes. It’s built up in a methodical way but obviously those assumptions are going to have ranges and I just don’t think it’s going to be productive at this point to start laying all that out and then trying to provide updates as things move forward. So the net synergy number I think is the right point to be emphasizing for people to base their decisions off of.

Mike Weinstein:	Another related question: “Are you concerned about poaching by competitors and are you setting aside funds for salesforce retention — what one would call pay to stay?”

David Dvorak:	We are putting plans in place and it’s part of what was discussed at this Biomet meeting and I think that the plans and the programs that are being implemented are very well received. So it was something that we anticipated and again the benefit of having gone through these transactions, not just on the Zimmer side but very skilled and experienced leadership team on the Biomet side, is we can anticipate those kinds of issues and get way out ahead of them. And we’re in a good place in that regard.

Mike Weinstein:	Jim, here’s a question on credit rating you probably want to clarify. “When do you think you’ll have a comfortable investment grade rating? At what leverage ratio do you think you would be investment grade?

Jim Crines:	Thanks. I should just reiterate that we’re anticipating to maintain the investment grade rating even at 3.7 times. And then, as I said we’re going to be focused on debt repayments over the first five years and within three years we’ll be down to somewhere around to 2 1/2 or just under 2 1/2 times. But on a net basis we’ll be approaching less than 1 1/2 times. So I think we’re very comfortable with the plan that we have in place certainly within three years and then by the time that we’ve fully sort of paid off the term loan that we’re in a very comfortable position with respect to leverage.

Mike Weinstein:	There was another question on your level of confidence with the FTC. Can you spend another minute on that for those who may have missed your earlier comments?

David Dvorak:	This again is a $45B market and we would have on a pro forma basis about 17% on a post closing. So a lot of effort and expertise engaged and focused on that as part of the due diligence process leading to a very high degree of confidence that we’ll work that regulatory process with a belief that the closing date of within the first quarter of 2015 is going to be very achievable.

Mike Weinstein:	David, we’ve covered a lot of ground here on the call. Is there anything that you think we missed or do you have any big picture thoughts after you’ve had some early meetings with investors post the Biomet announcement?

David Dvorak:	Well I think an overarching theme or a characterization that has resonated with people is as we’ve gone through these very types of discussions and spoken about the major premises and basis for the deal and the rationale and strategy behind the deal is emerging from this combination is going to be by far the largest pure play musculoskeletal company. And the benefits of that are going to become more important in the marketplace that we’re going to be operating in as those providers and whether they’re private pay on the payer side or governmental systems are striving to address an aging population that’s very much in need of these solutions. And they’re going to be looking to do that with improvements to patient care but to do that cost effectively.

So the combination creates scale for an existing product portfolio for a future innovation pipeline with a global distribution channel on the sales and service side that I firmly believe is going to be capable of creating a lot of value for all the stakeholders. And very much in a sweet spot and in a unique position to have a large company with all the benefits of large company resources focused maniacally on the musculoskeletal industry. And we believe that’s going to make a big difference and are anxious to get after it and realize the full potential of the combination.

Mike Weinstein:	That’s a great place to wrap. David and Jim, thank you both for taking the time today. It’s very much appreciated. I hope everybody has a great weekend.

David Dvorak:	Thank you, Mike. And thanks to all the listeners for participating. Have a great weekend as well. Bye now.

Jim Crines:	Thank you Mike.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; access to available financing on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.